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                                       THE
                               RADIOLOGY WORKFLOW
                                   SPECIALISTS

                                        Merge Technologies



                                          [MERGE TECHNOLOGIES INCORPORATED LOGO]

                                                   2000 Annual Report
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                                                                         [PHOTO]

TO OUR SHAREHOLDERS:


Since my arrival in September 2000, I have been impressed with the market reputation of our products and services, and with the caliber and dedication of our staff. The healthcare industry is a dynamic and demanding industry in which Merge has successfully competed for nearly 15 years. Recently a healthcare futurist noted that the radiology sector of the health-care industry, our target market, will play an increasingly more important role in clinical diagnostics. We are putting the processes and infrastructure in place to fully capitalize on this important trend. We have made significant accomplishments in the past year and I am pleased to provide you with some of the highlights in this report.

First and foremost, we have taken a very hard look at our financial situation and have taken steps to reduce expenses, increase revenues, improve our cash position and strengthen our balance sheet. Net sales for the Company were $12.6 million for 2000. While this is a $700,000 decrease from 1999, which was bolstered by one-time Y2K revenues, there is clear and positive momentum building when quarter-to-quarter sales figures are compared for 2000 and into 2001. Operating losses were $5.5 million in 2000, as compared to $2.8 million in 1999, a result of decreased sales, charges taken for staff reductions, software and inventory write-offs, and increased administrative expenses due to absorbing a full year of new facilities' costs in place since late 1999. Details of these transactions are provided in the financial section of this report.

To mitigate these events in the future, I am pleased to report that we have successfully reduced our annualized operating expenses by 18% and that we are entering 2001 with a leaner, focused organization, reduced inventory and better-cost controls.

Additionally, we have a solid pipeline of new business from our OEM/VAR relationships and direct sales force to keep the positive revenue momentum going. Overall, we have taken the necessary steps to establish a stable financial foundation for the Company and expect the positive effects of these measures to begin to be demonstrated in the second half of 2001.

Looking to operations, we have re-focused Merge on the development of radiology information solutions and to this end have redeployed a majority of our resources to sales, customer service and product development in three distinct areas: connectivity solutions, radiology workflow applications and technical and customer support services. Of these, the area of particular importance for the Company's future is the development of fully integrated radiology workflow solutions for the diagnostic imaging and information environment. To accomplish this we have selected certain technology partners to work with us to increase the speed with which we will deliver these products to the marketplace. Two significant relationships forged in 2000 were with Pegasus Imaging Corporation and eFilm Medical, Inc. Each of these relationships expand our product breadth and market reach and we will continue to evaluate future partners who can assist us in accomplishing our goals in 2001 and beyond.



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An important aspect to marketing our business is the relationships we have developed with our Original Equipment Manufacturers and Value Added Resellers (OEM/VAR). We expanded our relation-ships this year with our largest partners, Philips Medical Systems and Siemens Medical Solutions and added several new partners. In each case, we are working in tandem to enhance the functionality of their modalities as part of integrating radiology workflow systems, while gaining the benefits of increased market penetration and revenue to our Company. The mutual benefits of working with our OEM/VAR partners over the years have been significant and consistent; we consider this marketing channel very important to our overall success.

To complement the sales from our OEM/VAR partners, we formalized our direct sales strategy in 2000 to introduce the Company directly to the healthcare customer. This has resulted in a reliable pipeline of new business, accelerated the growth of our professional service revenue and has enabled us to prepare our nearly 400 healthcare facilities for the introduction of Merge clinical workflow applications currently under development. We believe that this dual approach to selling and delivering our products provide important access to the broadest points of sale and enables us to obtain incremental revenue opportunities for Merge products across our global client base.

Responsiveness to our healthcare customers is of paramount importance. This year we instituted the Premier Partnership Program to enable us to have first-hand information on the issues facing health-care providers and the radiology workflow needs of our customers. I am pleased to welcome the Charter Members of this Program: the Medical College of Wisconsin, the Mallinckrodt Institute of Radiology of Washington University in St. Louis, Missouri, and The University of California - Los Angeles Medical Center. We look forward to working with this exceptional group of healthcare organizations in the development of our products and services.

The six months since my arrival have been a time of introspection and diligence to realign our operations and stabilize our financial situation. It has also been a time to harness our energy in the delivery of technology solutions to enable the full electronic integration of the healthcare enterprise. We now are preparing to leverage our global presence; our reputation for exceptional service and engineering innovation; our deep expertise and knowledge of the radiology workflow environment; our respected position as a thought-leader in the development of open communications and medical standards and the Integrated Healthcare Enterprise framework; our loyal client base and our longevity in a highly competitive business to position our Company for its next phase of development as a business focused on orchestrating the integration of radiology images and healthcare information networks.

I am pleased to have joined Merge Technologies Inc. and I want to thank the Board of Directors, particularly our Chairman, Mr. William C. Mortimore, for their support and guidance. I also wish to thank the worldwide staff of Merge Technologies who have worked tirelessly to create and deliver our products, service our customers and maintain our reputation. I look forward to the year ahead and believe it will prove to be an excellent period of financial and operational progress for our Company.


/s/ RICHARD A. LINDEN

Richard A. Linden
President and Chief Executive Officer



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                         RADIOLOGY WORKFLOW SPECIALISTS

 -----------------------------------------------------------------------------
             Merge offers an innovative blend of diagnostic imaging infrastructure products, integrated radiology workflow applications and professional consulting services to integrate images and information into the healthcare enterprise network.
 -----------------------------------------------------------------------------

                    [RADIOLOGY WORKFLOW SPECIALISTS DIAGRAM]



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                         PROVIDING CUSTOMIZED SOLUTIONS

                -------------------------------------------------
                Electronic workflow integration of the healthcare
                       enterprise is an emerging industry.
                -------------------------------------------------
                                                  [DIAGRAM]
                                                                      Original
                               Healthcare                            Equipment
Merge targets multiple         Providers                           Manufacturers
points of entry to the
industry...                                 Integrating
                                           Workflow and
                                                 People

                                                     All Together Now

                              Value Added                           Healthcare
                               Resellers                            Facilities


         Nearly 400 clinical networks installed o 150 software licensees

            Thousands of sites worldwide o 350 OEM/VAR relationships

                     --------------------------------------
                     Dedicated and Focused on the Customer.
                     --------------------------------------

                     INDUSTRY REPUTATION FOR QUALITY SERVICE

         24x7 Service
                                   Medical Imaging & Information
                                       Knowledge & Experience
               Worldwide
               Resources                          Cross-vendor,
                                             Interoperability Experts



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                     SOLUTIONS TO OUR CUSTOMERS' CHALLENGES

                                    INDUSTRY
                                        BUSINESS
                                             PROBLEM

         [PHOTO]        o Operating Margins

                          o Quality of Care

                            o Clinical Decision Making


Workflow inefficiencies within radiology cost the healthcare industry $10-20 billion annually. Disparate and disconnected diagnostic imaging systems drive up the average cost per radiology study.

     Workflow disruption, redundant data entry and manual intervention directly impact the quality of patient care, increasing the likelihood of medical errors.

          Lost films and lengthy report turnaround times lead to delays in clinical decisions.

                                                  MERGE
                                                       BUSINESS
                                                            SOLUTION

                   INTEGRATING                  o Reduce Operational Cost
                  WORKFLOW AND
                        PEOPLE                    o Improve Patient Care

                             ALL TOGETHER NOW       o Optimize Revenue

               Merge solutions reduce radiology operating costs by eliminating the need to repeat studies, reducing lost films, improving data integrity and ensuring reliable print, store and retrieve image networks.

                    Merge solutions positively impact the quality of patient care by minimizing manual intervention, improving data integrity, increasing the speed of information distribution to the ultimate care giver and reducing errors.

                         Efficient radiology workflow results in substantially reduced radiology billing errors and shorter billing cycles, thereby optimizing revenue for the radiology department or imaging center.



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      BOARD OF DIRECTORS

William C. Mortimore(3)(4) Chairman and Chief Strategist - Merge Technologies
                           Incorporated

Richard A. Linden(4) President and Chief Executive Officer - Merge Technologies
                     Incorporated

Robert A. Barish, M.D.(3) Associate Dean for Clinical Affairs and Professor,
                          Department of Surgery and Medicine - University of Maryland School of Medicine

Michael D. Dunham(1)(2)(4) Executive Vice President of Business Development -
                           IFS Industrial and Financial Systems

Robert T. Geras(1)(3)(4) President - LaSalle Investments, Incorporated

Kevin E. Moley(1)(2) Private Investor

Hymie S. Negin(2)(4) President - Joca Corporation

     Committees of the Board

     (1) Audit Committee

     (2) Compensation Committee

     (3) Nominating Committee

     (4) Executive Committee

      EXECUTIVE OFFICERS

Richard A. Linden President and Chief Executive Officer, Director

Colleen M. Doan Chief Financial Officer, Treasurer and Secretary

Joseph P. Gentile Vice President, Sales - System Solutions

Anton van Kimmenade Vice President, Service and Branch Manager, Europe

William C. Mortimore Chief Strategist, Director

David M. Noshay Vice President, Strategic Marketing

William L. Stafford Vice President, Sales - OEM/VAR Solutions

      CORPORATE INFORMATION

Stock Exchange Listing Nasdaq SmallCap: MRGE

Independent Auditors KPMG LLP

Registrar and Transfer Agent Firstar Trust Company, 1555 North River Center Drive, Suite 301, Milwaukee, WI 53212



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                                     [LOGO]

                        MERGE TECHNOLOGIES INCORPORATED


                                  HEADQUARTERS
                             1126 South 70th Street
                        Milwaukee, WI 53214-3151, U.S.A.
                     Tel: (414)977-4000 - Fax (414)977-4200


EUROPE
Spegelt 34
5674 CD Nuenen, The Netherlands
Tel: (31)(40)299-0770 - Fax: (31)(40)290-6615

                     JAPAN
                     Aios Gotanda Annex 5F, 1-7-A Higashi
                     Gotanda, Shinagawa-ku, Tokyo, Japan 141
                     Tel: (81)(3)3440-9109 - Fax: (81)(3)3440-9108

                                         CANADA
                                         100 Sheppard Avenue East
                                         Toronto, Ontario, Canada M2N 6N5
                                         Tel: (416)250-5370 - Fax: (416)250-5374

--------------------------------------------------------------------------------
          email: shareholder-inf@merge.com - home page: www.merge.com

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